UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 9, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

Trading statement for the six months ended 31 December 2025

Johannesburg, Monday, 9 March 2026. In terms of paragraph 6.26 of the Listings Requirements of the JSE Limited ("JSE"), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported upon - being its interim results for the six months ended 31 December 2025 ("H1FY26") - will differ by at least 20% from the financial results for the comparable six months ended 31 December 2024 ("the previous comparable period" or "H1FY25").

“Harmony’s underlying fundamentals remain strong, evident in the performance across our portfolio. Disciplined capital allocation allows us to convert higher gold prices into growth, while integrating copper scale from CSA and Eva Copper to widen margins and de-risk cash flows through the cycle.  We remain focused on selective, sequenced and affordable growth, alongside responsible shareholder returns. Mining with Purpose ensures we convert today’s opportunity into enduring long-term value for all,” says Beyers Nel, CEO.

Expected basic and headline earnings for H1FY26

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for H1FY26 will be higher than for H1FY25 primarily due to:

•an increase in revenue as a result of significant rise in the average gold price received which increased by 36% to R1 909 849/kg in H1FY26 from R1 405 020/kg in H1FY25. When measured in US dollar, the average gold price received increased by 40% to $3 421/oz in H1FY26 from $2 437/oz in H1FY25.
•a reversal of impairment in respect of property, plant and equipment relating to the Tshepong North cash generating unit ("CGU") recognised in H1FY26 as a result of significantly higher gold price assumptions applied in the valuation.

•an increase in foreign exchange translation which is mainly attributable to the translation gain from the US dollar-denominated bridge facility. This gain resulted from favourable exchange rate movements when converted into the company’s functional currency.

The increase in earnings was partially offset by the following:

•an increase in production costs due to above-inflation increases electricity costs and higher labour costs in line with the 5-year wage agreement);.
•an increase in royalty tax due to higher rates being applied as a result of higher profits, as well as the increased revenue base to which it is applied;
•an increase in current taxation, reflecting increased taxable income resulting from improved profitability due to favourable gold prices.
•an increase in amortisation and depreciation as a result of additions to property, plant and equipment following the acquisition of MAC Copper Limited ("MAC Copper");
•an increase in derivative losses, primarily driven by the significant rise in the silver spot price, which moved above the average locked‑in floor and cap prices of the outstanding silver collar contracts.
•acquisition costs related to various costs directly attributable to the acquisition process of MAC Copper. These costs include stamp duty payable in Australia, attorney and advisory fees.
•an increase in finance costs, mainly due to the bridge facility for the MAC acquisition, which includes the amortisation of the commitment fees. Additionally, there was an increase in the finance cost element of the streaming arrangements which were assumed as part of the MAC Copper acquisition.
•fair value movements on copper and silver streaming arrangements with OR Royalties Inc. (OR Royalties) which resulted from embedded derivatives that have been separated from the host contracts and are measured at fair value through profit or loss.

Consequently, earnings per share (“EPS”) are expected to be between 1527 and 1638 South African cents per share, which represents an increase of between 21% and 30% on the EPS of 1265 South African cents per share for the previous comparable period. In United States ("US") dollar terms, the EPS are expected to be between 87 and 92 US cents per share, which is an increase of between 23% and 30% on the EPS of 71 US cents per share reported for the previous comparable period.

Headline earnings per share (“HEPS”) are expected to be between 1411 and 1485 South African cents, which represents an increase of between 11% and 17% from the HEPS of 1270 South African cents reported in the previous comparable period. In US dollar terms, the HEPS are expected to be between 79 and 86 US cents per share, which is an increase of between 11% and 21% on the headline earnings of 71 US cents per share reported for the previous comparable period.

Harmony will publish its financial results for the six months ended
31 December 2025 on Wednesday, 11 March 2026. Please see Harmony's website for more details: www.harmony.co.za.

The financial information on which this trading statement is based has not been reviewed or reported on by Harmony’s external auditors.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
9 March 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this booklet or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 9, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director